

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561                                                January 18, 2017

Christopher B. Lofgren
Chief Executive Officer
Schneider National, Inc.
3101 Packerland Drive
Green Bay, WI 54313

> **Re:     Schneider National, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2016**
> **File No. 333-215244**

Dear Mr. Lofgren:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note the several pages of captioned pictures that appear in your prospectus.  Please provide us mock-ups of any additional pages that include pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials, as well as the exhibits that you plan to file by amendment.

2.  We note references to third party information throughout the prospectus, including, but not limited to, references to information from the American Trucking Association, the Intermodal Association of North America, the Association of American Railroads and Transportation Economics. Please tell us if you commissioned any reports for use in connection with this registration statement and, if so, please file the consent as exhibits.

Glossary of Trucking and Other Terms, page ii

3. Here or in an appropriate place please explain the terms "asset-light network intermodal provider" and "omni-channel retailers and manufacturers."

Prospectus Summary, page 1

4. Please provide additional detail regarding the management estimates on which you are basing the disclosure that furniture, mattresses and household goods are among the fastest growing services in the e-commerce sector.

5. Please explain the basis for your belief that you offer the broadest profile of services in your industry, as stated on page 7.

Summary Historical Consolidated Financial and Other Data, page 15

(3) Adjusted Net Income, page 18

6. We note in footnote (e) that you based the aggregate income tax adjustment on the tax effect of each item in this table. Question 102.11 of the Compliance and Disclosure Interpretations issued May 17, 2016 requires a clear explanation of the how this adjustment is calculated. As such, please revise your narrative to include the tax rate used to calculate the effect.

Risk Factors, page 20

7. Please add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

8. Please tell us what consideration you gave to including a risk factor to address the state of national highway infrastructure and the effect this may have on your business. To the extent that widely based repairs to such infrastructure could impede your ability to provide services to your customers in expected timeframes, please discuss that risk also.

9. Please tell us what consideration you gave to adding a separate risk factor addressing the potential impact on your business from state regulations made in addition to federal regulations of interstate trucking, such as California driver rest break legislation.

Use of Proceeds, page 44

10. Please revise your discussion of Use of Proceeds here and elsewhere in your filing to disclose, if known, the approximate amount of the proceeds of this offering you plan to use to repay debt and for capital expenditures. Refer to Item 504 of Regulation S-K.

11. Please revise to provide the specific disclosures required by the instructions to Item 504 of Regulation S-K.  In this regard:

   - Please set forth the interest rate and maturity of the indebtedness to be repaid.  If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital;
   - Regarding planned capital expenditures please give a brief outline of any program of construction or addition of equipment; and
   - Regarding potential acquisitions, state the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.

Results of Operations – Reportable Segments, page 68

12. Please review your discussion of segment results to ensure that you quantify sources of changes in segment revenue and operating earnings.  For example, your discussion of the $11.4 million increase in truckload segment operating earnings states this increase was primarily due to revenue (excluding fuel surcharge) growth and improved variable cost performance, offset by increased equipment depreciation, lower gain on equipment sales and increased facility costs.  Each of these variables should be quantified, for clarity.

Business, page 82

Industry and Competition, page 83

13. Please describe your competitive position in both the domestic intermodal industry and the logistics industry.

Equipment, page 93

14. We note you own and lease equipment in your company fleet.  Please consider revising to quantify the extent to which your company fleet is owned and leased.

Description of Capital Stock, page 134

Voting Trust Agreement, page 137

15. Please revise to further explain how, as suggested on page 12, the vote in any Major Transaction will not be controlled by the Voting Trust, but will be instead controlled by certain trusts for the benefit of the Schneider family members holding the trust certificates issued by the Voting Trust.

<u>Underwriting, page 151</u>

16. Please disclose how the shares to be sold to the underwriters pursuant to the over-allotment option will be allocated between the company and the selling shareholders and among each of the selling shareholders.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 15. Segment Reporting, page F-24</u>

17. We note that the chief operating decision maker reviews revenue for each segment without the inclusion of fuel surcharge revenue and, therefore, that fuel surcharges are not included in operating revenues for reportable segments.  Please revise to disclose how fuel surcharge revenue affects operating earnings for reportable segments as presented in the table on page F-24.

<u>Exhibit Index</u>

18. Please tell us whether you have any contracts with rail carriers that are material to you and file any such agreements as exhibits to your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc:     Johnny Skumpija
        Cravath, Swaine & Moore